Exhibit 12

WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Fiscal Year Ended
	5/31/2011	5/31/2010	8/31/2010
Income before income taxes and minority interest	3,043	$2,643	$3,373
Add:
Minority interest	-	-	-
Fixed charges	873	808	1,100
Less: Capitalized interest	(8)	(9)	(12)
Earnings as defined	3,908	$3,442	$4,461

Interest expense, net of capitalized interest	56	$67	$90
Capitalized interest	8	9	12
Portions of rentals representative of the interest factor	809	732	998
Fixed charges as defined	873	$808	$1,100

Ratio of earnings to fixed charges	4.48	4.26	4.06